As filed with the Securities and Exchange Commission on June 15, 2001
Registration No. 333-60970

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SWIFT TRANSPORTATION CO., INC.

(Exact name of Registrant as specified in its charter)

Nevada	86-0666860
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2200 South 75th Avenue

Phoenix, Arizona 85043
(602) 269-9700
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jerry Moyes, President

Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043
(602) 269-9700
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Steven D. Pidgeon, Esq. John W. Dorris, Esq. Leif E. Gustafson, Esq. Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004-2202 (602) 382-6000	Mark A. Scudder Scudder Law Firm, P.C., L.L.O 411 South 13th Avenue Lincoln, Nebraska 68508 (402) 435-3223	John R. Sagan Philip J. Niehoff Mayer, Brown & Platt 190 South Lasalle Street Chicago, IL 60603-3441 (312) 782-0600

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2001

1,200,000 Shares

Common Stock

        Our common stock is traded on The Nasdaq National Market under the symbol “SWFT.” On             , 2001, the last reported sale price of our common stock was $     per share.

      The underwriters have an option to purchase a maximum of 120,000 additional shares to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 8.

		Underwriting	Proceeds to
	Price to	Discounts and	Swift
	Public	Commissions	Transportation

Per Share	$	$	$

Total	$	$	$

      Delivery of the             shares of common stock will be made on or about             , 2001.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Morgan Keegan & Company, Inc.

The date of this prospectus is             , 2001.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
MERGER WITH M.S. CARRIERS
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
SWIFT TRANSPORTATION
M.S. CARRIERS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
S-3/A
EX-1
EX-23.2
EX-23.3

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in or incorporated by reference into this prospectus, including Swift’s and M.S. Carriers’ consolidated financial statements and related notes.

Swift Transportation

      We are the nation’s third largest publicly-traded truckload carrier, measured by revenue. We operate primarily throughout the continental United States, combining strong regional operations with a transcontinental van operation. Our regional operations, which comprise approximately 90% of our total business, are primarily conducted west of the Mississippi River. The remainder of our business consists of transcontinental operations, a significant portion of which are conducted by team-operated tractors. Through Trans-Mex, our 49%-owned Mexican affiliate, we also participate in significant cross border service between the United States and Mexico. In addition to our trucking operations, we are a founding member of and own approximately 15% of Transplace.com, LLC, an internet-based global transportation logistics and e-procurement company.

      By meeting our customer’s specific needs for both regional and transcontinental service and through selective acquisitions, we have achieved significant growth in revenues over the past five years. Operating revenue has increased at a compound annual growth rate of 22.4% from $458.2 million in 1995 to approximately $1.3 billion in 2000. During the same period, net earnings have grown at a compound annual growth rate of 18.0% from $23.0 million to $52.6 million.

      Operating Strategy. We focus on achieving high density for service-sensitive customers in short-to-medium haul traffic lanes. Through our network of 35 terminals, we provide regional service on a nation-wide basis. Our terminal network establishes a local market presence in the regions we serve and allows us to respond more rapidly to our customers’ changing requirements. Our regional terminal network also enables us to enhance driver recruitment and retention by returning drivers to their homes regularly, reduce our purchases of higher priced fuel at truck stops, and expedite lower cost, in-house equipment maintenance.

      We seek to provide premium service with commensurate rates, rather than compete primarily on the basis of price. The chief elements of our premium service include:

•	regional terminals to facilitate single and multiple pick-ups and deliveries and maintain local contact with our customers;

•	well-maintained, late-model equipment and extra equipment to respond to our customers’ varying requirements;

•	a fully-integrated computer system to monitor shipment status and variations from schedule;

•	an onboard vehicle communications system that enables us to dispatch and monitor traffic; and

•	timely deliveries.

      Growth Strategy. The U.S. market for truck based transportation services is large and growing, with total annual 2001 revenue estimated at approximately $500 billion. We believe that the overall demand for truck based transportation services will continue to grow in line with the overall U.S. economy. We believe truckload services such as those we provide constitute approximately 13%, or $65 billion, of the overall market. The truckload industry is highly fragmented as the eight largest publicly traded truckload carriers currently make up approximately 10%, or approximately $7 billion annually. Approximately 48%, or $240 billion, of truckload services is provided by privately owned fleets. As the complexity and cost of operating and maintaining private truck fleets continues to increase, we believe that companies will continue to outsource such non-core functions to high quality specialized truckload carriers like Swift.

      We intend to take advantage of these growth opportunities through a combination of internal growth and selective acquisitions. The key aspects of our growth strategy include:

•	exploiting the trend toward private fleet outsourcing;

•	pursuing strategic acquisitions; and

•	strengthening core carrier relationships with our existing customers.

Merger with M.S. Carriers

      We have entered into a merger agreement under which we have agreed to acquire M.S. Carriers, another publicly-traded truckload carrier. We estimate that we will issue approximately 19.9 million shares of our common stock to holders of M.S. Carriers common stock in connection with the merger. Our estimate is based on the number of shares of M.S. Carriers common stock outstanding as of June 13, 2001 and gives effect to the assumed sale of 300,000 shares of M.S. Carriers common stock prior to the merger to satisfy pooling-of-interests requirements. The number of shares of M.S. Carriers common stock to be sold may be less than 300,000 (or none at all), with a resulting decrease in estimated net proceeds, depending upon the number of employee stock options exercised prior to the merger.

      M.S. Carriers is the nation’s sixth largest publicly-traded truckload carrier, measured by revenue. M.S. Carriers’ operating lanes are concentrated between the central states and points in the Northeast and Southeast, and between points on the Eastern seaboard. Transportes EASO, a 50%-owned affiliate of M.S. Carriers, has the largest intra Mexico truckload fleet. Through trailer interchanges with a variety of Mexican carriers, M.S. Carriers has achieved one of the leading shares of the U.S.-Mexican truckload market. M.S. Carriers is a founding member and owns approximately 13% of Transplace.com.

      Based upon publicly available information, we believe the combined operations of Swift and M.S. Carriers, on a pro forma basis as of December 31, 2000, would have the following rankings among publicly traded truckload carriers:

      Pro forma publicly traded truckload carrier leadership rankings December 31, 2000:

Factors	Rank

Revenue (excluding intermodal)	1

Net earnings	1

Tractors	1

Trailers (excluding containers)	1

Stockholders’ equity	1

Market capitalization	1

      The primary reason for this offering is to enable the merger to qualify for pooling-of-interests accounting treatment. The issuance and sale of our common stock in this offering is a condition to completion of the merger and must be completed before the merger can become effective. The merger, which was approved by the stockholders of Swift and M.S. Carriers, remains subject to other customary closing conditions. The common stock offered by this prospectus will not be issued until immediately prior to the anticipated closing of the merger.

Company Information

      Swift Transportation Co., Inc., a Nevada corporation headquartered in Sparks, Nevada, is a holding company for the operating corporations named Swift Transportation Co., Inc., an Arizona corporation, and Swift Transportation Corporation, a Nevada corporation. Our mailing address and principal executive offices are located at 2200 South 75th Avenue, Phoenix, Arizona 85043. Our telephone number is (602) 269-9700 and our website address is www.swifttrans.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered	1,200,000 shares

Common stock to be issued pursuant to the merger	19,900,000 shares

Common stock to be outstanding after this offering and completion of the merger	84,496,399 shares

Use of proceeds	For working capital and general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	SWFT

      The number of shares to be outstanding after this offering and the completion of the merger is based on 63,396,399 shares of our common stock outstanding as of June 13, 2001, after giving effect to this offering and the issuance of approximately 19,900,000 shares pursuant to the merger, and excludes:

•	approximately 4,700,000, shares of our common stock issuable upon exercise of outstanding stock options as of June 13, 2001, of which approximately 528,000 shares are subject to options that are exercisable as of such date;

•	approximately 2,500,000 shares of our common stock issuable upon exercise of options held by M.S. Carriers employees that are to be assumed by Swift pursuant to the merger, all of which are either currently exercisable or will become exercisable on or prior to the completion of the merger; and

•	385,000 shares of our common stock issuable upon exercise of options to be granted to specified members of M.S. Carriers’ senior management upon completion of the merger, none of which are exercisable within the first year following the merger.

      Our estimate of the number of shares of our common stock to be issued pursuant to the merger is based on the number of shares of M.S. Carriers common stock outstanding as of June 13, 2001 and gives effect to the sale of 300,000 shares of M.S. Carriers common stock prior to the merger to satisfy pooling-of-interests requirements. The number of shares of M.S. Carriers common stock to be sold prior to the merger may vary depending upon the number of employee stock options that are exercised prior to the merger.

      Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

Swift Summary Consolidated Financial Data

(in thousands, except per share data)

      The following tables present our summary consolidated financial data.

				Three Months
	Year Ended December 31,			Ended March 31,

	1998	1999	2000	2000	2001

				(unaudited)

Statement of Operations Data:

Operating revenue	$873,433	$1,061,234	$1,258,671	$291,522	$327,411

Operating expenses	774,741	944,793	1,158,936	271,411	320,460

Operating income	98,692	116,441	99,735	20,111	6,951

Interest expense, net	6,008	9,236	15,131	3,000	4,750

Other (income) expenses	(622)	(396)	(252)	(244)	315

Earnings before income taxes	93,306	107,601	84,856	17,355	1,886

Net earnings	$55,511	$66,831	$52,601	$10,655	$1,156

Basic earnings per share(1)	$0.87	$1.04	$0.83	$0.17	$0.02

Diluted earnings per share(1)	$0.85	$1.02	$0.82	$0.17	$0.02

Weighted average common shares outstanding(1)	64,005	64,079	63,204	63,239	63,254

Weighted average common and potential common shares outstanding(1)	65,250	65,290	64,062	64,050	64,606

Other Data:

EBITDA(2)	$144,725	$174,100	$164,572	$33,755	$25,557

Capital expenditures, net of proceeds from sales of revenue equipment	$174,769	$172,690	$179,579	$54,354	$28,586

Number of:

Tractors	6,798	8,688	9,714	8,931	10,384

Trailers	18,348	23,719	28,340	24,382	28,641

	December 31,
				March 31,
	1998	1999	2000	2001

				(unaudited)

Balance Sheet Data:

Cash and cash equivalents	$6,530	$9,969	$19,196	$6,048

Working capital	81,048	88,028	9,008	1,184

Total assets	636,283	794,574	960,211	952,305

Long term debt, net of current portion	143,208	168,153	169,240	166,115

Stockholders’ equity	327,353	394,199	436,724	438,196

(1)	Swift’s per share data reflect the 3-for-2 stock splits on each of March 12, 1998 and April 10, 1999.

(2)	EBITDA is defined as operating income plus depreciation and amortization. Depreciation and amortization for Swift is shown in Swift’s Annual Report on Form 10-K for the year ended December 31, 2000, net of gain or loss on the sale of revenue equipment. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

M.S. Carriers Summary Consolidated Financial Data

(in thousands, except per share data)

      The following tables present the summary consolidated financial data of M.S. Carriers.

				Three Months
	Year Ended December 31,			Ended March 31,

	1998	1999	2000	2000	2001

				(unaudited)

Statement of Operations Data:

Operating revenue	$528,841	$620,414	$697,522	$167,069	$182,183

Operating expenses	481,918	563,621	655,567	157,202	175,457

Operating income	46,923	56,793	41,955	9,867	6,726

Interest expense, net	8,484	12,592	18,244	3,424	4,741

Other (income) expenses	(1,353)	(3,221)	(1,447)	(629)	194

Income before income taxes	39,792	47,422	25,158	7,072	1,791

Net income	$25,268	$30,587	$16,342	$4,614	$1,064

Basic earnings per share	$2.06	$2.49	$1.43	$0.39	$0.09

Diluted earnings per share	$1.99	$2.39	$1.42	$0.38	$0.09

Weighted average common shares outstanding	12,254	12,291	11,425	11,950	11,224

Weighted average common and potential common shares outstanding	12,729	12,816	11,539	12,189	11,733

Other Data:

EBITDA(1)	$96,717	$119,194	$112,620	$28,075	$23,266

Capital expenditures, net of proceeds from sales of revenue equipment	$45,361	$48,128	$3,537	$29,935	$(972	)(2)

Number of:

Tractors	3,753	4,588	5,129	4,717	5,007

Trailers	12,164	14,369	15,071	14,701	15,911

	December 31,
				March 31,
	1998	1999	2000	2001

				(unaudited)

Balance Sheet Data:

Cash and cash equivalents	$1,465	$243	$442	$288

Working capital (deficit)	(12,560)	934	(1,112)	(4,376)

Total assets	488,009	595,533	620,452	601,643

Long-term debt, net of current portion	146,595	202,405	207,816	186,744

Stockholders’ equity	196,853	228,310	218,155	218,642

(1)	EBITDA for M.S. Carriers is calculated in the same manner as it is for Swift. However, for M.S. Carriers the gain or loss on the sale of revenue equipment is separately identified and not included in Depreciation and amortization.

(2)	Due to a recent change in M.S. Carriers’ revenue equipment replacement cycle, proceeds from sales of revenue equipment exceeded M.S. Carriers capital expenditures during the first quarter of fiscal 2001.

Summary Unaudited Pro Forma Combined Financial Data

(in thousands, except per share data)

      The following summary unaudited pro forma combined financial data has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this prospectus. This pro forma combined financial data reflects the pooling-of-interests method of accounting by giving pro forma effect to our pending merger with M.S. Carriers as if it had occurred on January 1, 1998 for the statements of operations data, and as of March 31, 2001 for the balance sheet data. The pro forma balance sheet data also reflects:

•	the issuance and receipt of the estimated net proceeds from sale of 1,200,000 shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and

•	the issuance and receipt of the estimated net proceeds from the assumed sale of 300,000 shares of M.S. Carriers common stock immediately prior to the merger in order to satisfy pooling-of-interests requirements. The number of shares of M.S. Carriers common stock to be sold may be less than 300,000 (or none at all), with a resulting decrease in estimated net proceeds, depending upon the number of employee stock options exercised prior to the merger.

      For purposes of the preparation of the unaudited pro forma balance sheet data, merger-related expenses were included (which we anticipate will be approximately $2.0 million on a pre-tax basis). The estimate of merger-related expenses is preliminary and subject to change.

      The following summary unaudited pro forma combined financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that actually would have occurred if the merger had been in effect on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the merged companies. The summary unaudited pro forma combined financial data does not reflect the anticipated increase in M.S. Carriers insurance reserves of approximately $9.0 million to $13.0 million or give effect to any costs or synergies that may result from the integration of Swift’s and M.S. Carriers’ operations.

      For a more detailed description of pooling-of-interests accounting, see “The Proposed Merger — Accounting Treatment” in the joint proxy statement/prospectus relating to the merger.

				Three Months Ended
	Year Ended December 31,			March 31,

	1998	1999	2000	2000	2001

Statement of Operations Data:

Operating revenue	$1,401,764	$1,682,292	$1,973,838	$458,591	$509,594

Operating expenses	1,256,149	1,509,058	1,831,504	428,613	495,917

Operating income	145,615	173,234	142,334	29,978	13,677

Interest expense, net	14,492	21,828	33,375	6,424	9,491

Other (income) expenses	(1,975)	(3,617)	(1,055)	(873)	509

Earnings before income taxes	133,098	155,023	110,014	24,427	3,677

Net earnings	$80,779	$97,418	$68,943	$15,269	$2,220

Basic earnings per share	$0.93	$1.12	$0.82	$0.18	$0.03

Diluted earnings per share	$0.91	$1.10	$0.81	$0.18	$0.03

Weighted average common shares outstanding	86,547	86,684	84,337	85,264	84,045

Weighted average common and potential common shares outstanding	88,599	88,787	85,388	86,481	86,262

				Three Months Ended
	Year Ended December 31,			March 31,

	1998	1999	2000	2000	2001

Other Data:

EBITDA(1)	$240,242	$292,353	$276,729	$61,817	$48,683

Capital expenditures, net of proceeds from sales of revenue equipment	$220,130	$220,818	$183,116	$84,289	$27,614

Number of:

Tractors	10,551	13,276	14,843	13,648	15,391

Trailers	30,512	38,088	43,411	39,083	44,552

March 31,
2001

(unaudited)

Balance Sheet Data:

Cash and cash equivalents	$31,084

Working capital	42,126

Total assets	1,578,696

Long term debt, net of current portion	352,859

Stockholders’ equity	679,586

(1)	EBITDA for the pro forma combined financial data is calculated in the same manner as it is for Swift, except that EBITDA for M.S. Carriers includes the reclassification of an operating expense as a non-operating expense.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk.

RISKS RELATED TO THE MERGER

Our merger with M.S. Carriers may not be completed.

      On December 11, 2000, we entered into a merger agreement with M.S. Carriers under which M.S. Carriers will become our wholly owned subsidiary. Conditions must still be satisfied by M.S. Carriers and us before the merger can be completed. We cannot guarantee that the merger will be completed. If the merger is not completed, you will continue to hold any shares of our common stock you purchase in the offering. The investment characteristics of our common stock will be significantly different, depending on whether or not the merger is completed.

We intend to increase M.S. Carriers’ insurance reserves by approximately $9.0 million to $13.0 million following the merger, which will dilute our earnings.

      We are evaluating the aggregate claims reserves of M.S. Carriers. M.S. Carriers calculated a range of claims reserves and recorded in their financial statements what they believed was appropriate, given certain assumptions. We believe it is more appropriate to record amounts at a higher level within the range. Accordingly, we intend to accrue additional pre-tax claims reserves in the range of $9.0 million to $13.0 million in the quarter and year in which the merger is completed. Based on a pro forma estimated 86.3 million diluted shares of our common stock outstanding after the merger, the expected increase in expenses resulting from the additional reserves would decrease earnings per share of the combined company by approximately $0.06 to $0.09. The increase in reserves would be reflected as an increase in insurance and claims expense and in salaries, wages, and employee benefits (for workers’ compensation amounts) during the quarter and year in which the reserve is increased. None of the historical or pro forma combined financial information contained or incorporated by reference in this prospectus reflects these expected expense increases.

We may be unable to successfully integrate our operations with those of M.S. Carriers and realize the full benefits we currently anticipate.

      The merger involves the integration of the operations of two companies that have previously operated independently. Integrating our operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s business segments and the loss of key personnel. Our management will also face several challenges in operating a trucking company on a larger scale. The diversion of management’s attention and any delays or other difficulties encountered in connection with the integration process and the operation of the combined company, could have an adverse effect on the business, results of operations, financial condition or prospects of the combined company after the merger.

      The potential difficulties of combining the companies’ operations include:

•	maintaining our freight volume with customers that historically have done business with both Swift and M.S. Carriers who may wish to decrease the concentration of their business with the combined company;

•	maintaining customer service and equipment utilization standards while attempting to more efficiently use the tractors, trailers, and physical locations of the combined company;

•	the necessity of coordinating geographically separated organizations;

•	integrating personnel with diverse business backgrounds;

•	obtaining sufficient freight at rates that will support historical margins and permit the combined company to maintain historical growth rates; and

•	integrating the information technology systems of the two companies.

      In connection with their approvals of the merger agreement, the boards of directors of Swift and M.S. Carriers considered opportunities for economies of scale and potential operating efficiencies that could result from the merger. We cannot assure you that the combined company will realize these savings within the time periods contemplated or even that they will be realized at all.

We will incur significant expenses in connection with the merger and, to the extent these expenses are not offset by efficiencies related to the integration of the businesses, our operating results could be materially adversely affected.

      In addition to the increase in insurance and claims reserves described above, we expect to incur transaction fees and other costs related to the merger, currently estimated to be approximately $2.0 million, on a pre-tax basis. These amounts are preliminary estimates and subject to change. We expect to incur additional expenses as we integrate our operations with the operations of M.S. Carriers. The amount and timing of these additional expenses cannot be determined at this time. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset additional expenses over time, we cannot give any assurance that the merger will be accretive to earnings.

The merger may dilute our earnings even before the increase in insurance and claims reserves and transaction and other expenses described above.

      The merger and the transactions contemplated by the merger agreement may have a dilutive effect on our earnings per share. Dilution may result from the additional shares that will be issued in the merger and in this offering. On an historical basis, our diluted earnings per share were $0.82 for the year ended December 31, 2000, as compared with $0.81 for the combined company on a pro forma basis, and $0.02 per share for the three months ended March 31, 2001, as compared with $0.03 for the combined company on a pro forma basis. The pro forma earnings per share does not include costs associated with or benefits anticipated from the merger.

RISKS RELATED TO OUR BUSINESS IN GENERAL

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.

      Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. We are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries, such as retail and paper products, where we have a significant concentration of customers. In this connection, our earnings for the first quarter of 2001 were lower than the same period of 2000, and we expect that our second quarter earnings will also be lower than the comparable period of last year. Other factors that may affect us include significant increases or rapid fluctuations in fuel prices (which affected our operating performance in 2000 and could also exacerbate the chronic, industry-wide driver shortage by forcing owner-operators to exit the business), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, tolls, license and registration fees and insurance premiums, risks associated with conducting operations in foreign countries, such as Mexico, and difficulty in attracting and retaining qualified drivers and owner operators. In addition, our results of operations are affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time.

Because we operate in a highly competitive environment, our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may affect our ability to compete with other carriers.

      Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	the trucking industry is extremely fragmented. We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads. Many of our competitors have reduced their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or achieve significant growth in our business;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected;

•	the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	competition from Internet-based and other logistics and freight brokerage companies, including Transplace.com, may affect our customer relationships and freight rates;

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers, including Transplace.com, may improve their ability to compete; and

•	our agreement not to provide freight logistics services in competition with Transplace.com may cause us to forego significant business opportunities.

We are highly dependent on a few major customers, the loss of which could have a material adverse effect on our business.

      A significant portion of our revenue is generated from major customers. During 2000, the top 25, 10 and 5 customers (based on revenue) accounted for approximately 53%, 35% and 23% of Swift’s revenues, respectively. During 2000, the top 25, 10, and 5 customers (based on revenue) accounted for approximately 52%, 33%, and 24% of M.S. Carriers’ revenues, respectively. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results. Generally, we do not have long-term contractual relationships with our major customers, and there can be no assurance that our customer relationships will continue as presently in effect.

Ongoing insurance and claims expenses could significantly reduce our earnings.

      Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury and property damage. To the extent the number of claims for which we are self-insured increases, our operating results would be adversely affected. Also, we maintain insurance above the amounts for which we self-insure with licensed insurance companies. After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies, which is expected to increase insurance and claims expense for both us and M.S. Carriers. If these expenses increase and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

We have significant ongoing capital requirements that would limit our growth if we are unable obtain adequate financing.

      The trucking industry is very capital intensive. We depend on cash from operations, operating leases and debt financing for funds to expand the size of our fleet and maintain modern revenue generating equipment. If we are unable to enter into acceptable financing arrangements in the future, we would have to limit our growth or operate our revenue equipment for longer periods, which could have a material adverse affect on our operating results.

We may not be successful in our acquisition strategy, which could limit our growth prospects.

      Our growth has been, and will continue to be, dependent upon the acquisition of trucking companies throughout the United States. To date, we have been successful in identifying trucking companies to acquire, and in integrating these companies’ operations with our operations. We cannot assure you, however, that we will continue to identify suitable acquisition candidates or successfully integrate our future acquisitions.

      Acquisitions could involve the dilutive issuance of equity securities and/or the incurrence of additional debt. We may need to amortize expenses related to goodwill and intangible assets, which could adversely affect our profitability. In addition, acquisitions involve numerous risks, including difficulties in assimilation of the acquired company’s operations, particularly in the period immediately following the completion of such transactions, the diversion of the attention of our management from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a material adverse effect on our business and operating results.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of Jerry Moyes, Chairman of the Board, President and Chief Executive Officer, William F. Riley III, Senior Executive Vice President and Chief Financial Officer, Rodney K. Sartor, Executive Vice President, Patrick J. Farley, Executive Vice President and Kevin H. Jensen, Executive Vice President. The loss of their services could have a materially adverse effect on our operations and future profitability. We do not have employment agreements with Messrs. Moyes, Riley, Sartor, Farley or Jensen, nor do we maintain key man life insurance on any of these executives, with the exception of Mr. Moyes.

Our Chief Executive Officer and principal stockholder, who has varying business interests, will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

      Jerry Moyes, his family and certain trusts and other entities controlled by them will beneficially own approximately 33% of the outstanding common stock of Swift immediately after this offering and the merger. Accordingly, Mr. Moyes will continue to be able to influence the election of members of our board of directors and decisions requiring stockholder approval. This concentration of ownership, as well as the ability of the board to establish the terms of and issue preferred stock without stockholder approval, may have the effect of delaying or preventing a change in control of Swift that other stockholders may believe beneficial.

      Mr. Moyes, our Chief Executive Officer, has other significant business interests to which he devotes some of his time and efforts, including serving as Chairman of Simon Transportation Services, Inc., a truckload carrier providing nationwide, predominately temperature-controlled transportation services for major shippers, and Central Freight Lines, Inc., a regional less-than-truckload carrier. Mr. Moyes and related entities are also the largest stockholders of Simon Transportation and Central Freight Lines.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, applicable regulations could have a material adverse effect on our business.

      The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, rates and charges, operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours in service, and ergonomics. Compliance with such regulations might substantially impair equipment productivity and increase expenses. In addition, our operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. If we are involved in a spill or other accident involving hazardous substances or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results.

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

      The market price of the common stock could be subject to significant fluctuations in response to certain factors, such as, among others, variations in the anticipated or actual results of operations of Swift or other companies in the transportation industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry, and sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price for which you purchase them.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning our proposed merger with M.S. Carriers and the merger’s expected benefits. In addition, we may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. Such statements may include, but not be limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “expect,” “anticipate,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements incorporated by reference herein that are included in “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of our and M.S. Carriers’ Annual Report on Form 10-K for the year ended December 31, 2000, describe factors, among others, that could contribute to or cause such differences.

USE OF PROCEEDS

      We expect to use the net proceeds from this offering for general corporate and working capital purposes. The principal reason for this offering is to facilitate the accounting of our proposed merger with M.S. Carriers as a pooling-of-interests.

DIVIDEND POLICY

      We have never paid any cash dividends and we do not anticipate paying any cash dividends in the foreseeable future. It is our current intention to retain earnings to finance the growth and development of our business and to repay indebtedness. Future payment of cash dividends will depend upon our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

(in thousands)

      The following table sets forth our capitalization as of March 31, 2001:

•	on an actual basis;

•	on a pro forma basis after giving effect to our receipt of the estimated net proceeds from our sale of 1,200,000 shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses; and

•	on a pro forma as adjusted basis after giving affect to the foregoing and to:

           —  the completion of the merger; and

—	the issuance and receipt of the estimated net proceeds from the assumed sale of 300,000 shares of M.S. Carriers common stock immediately prior to the merger in order to satisfy pooling-of-interest requirements. The number of shares of M.S. Carriers common stock to be sold may be less than 300,000 (or none at all), with a resulting decrease in estimated net proceeds, depending upon the number of employee stock options exercised prior to the merger.

      You should read this table in conjunction with our consolidated selected financial data, the consolidated selected financial data of M.S. Carriers, and the Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this prospectus.

	March 31, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)	(unaudited)

Cash and cash equivalents	$6,048	$23,476	$31,084

Long-term debt, net of current portion	$166,115	$166,115	$352,859

Stockholder’s equity:

Preferred stock, $0.001 par value per share, 1,000,000 shares authorized, no shares issued and outstanding, actual, pro forma or pro forma as adjusted	—	—	—

Common stock, $0.001 par value per share, 150,000,000 shares authorized, 66,426,689 shares issued, actual; 67,626,689 shares issued, pro forma; 87,554,261 shares issued, pro forma as adjusted	66	68	88

Additional paid in capital	138,559	155,985	225,266

Retained earnings	337,506	337,506	496,891

Treasury stock at cost (3,157,850 shares)	(37,935)	(37,935)	(37,935)

Notes receivable from officers	—	—	(852)

Cumulative other comprehensive loss	—	—	(3,872)

Total stockholders’ equity	438,196	455,624	679,586

Total capitalization	$604,311	$621,739	$1,032,445

      The share information above assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

MERGER WITH M.S. CARRIERS

      On December 11, 2000, we entered into a definitive merger agreement to acquire M.S. Carriers, a publicly-traded truckload carrier with operations focused in the Eastern United States and Mexico. If the merger is completed, each outstanding share of common stock of M.S. Carriers will be converted into the right to receive 1.7 shares of our common stock (an aggregate of approximately 19.9 million, representing 24% of our common stock outstanding after the merger and this offering). M.S. Carriers will become a wholly owned subsidiary of Swift upon completion of the merger.

Conditions to the Merger

      We cannot guarantee that the merger will be completed following the sale of shares in this offering. Although the merger has been approved by the stockholders of Swift and M.S. Carriers, completion of the merger remains subject to other conditions, including the:

•	absence of any order or injunction that would prohibit completion of the merger or have a materially adverse effect on the combined company;

•	absence of any materially adverse change in our business or the business of M.S. Carriers;

•	execution and delivery of employment, noncompetition, and stock option agreements by certain key executives of M.S. Carriers;

•	sale of such number of shares of our common stock and M.S. Carriers common stock as are necessary so that the merger can be accounted for as a pooling-of-interests — which, in our case, would be satisfied by the completion of this offering;

•	receipt of letters from the independent public accountants of Swift and M.S. Carriers stating their concurrence with management’s conclusion that no conditions exist that would preclude pooling-of-interests accounting; and

•	receipt of an opinion from the tax advisor of M.S. Carriers to the effect that the merger will qualify as a tax-free reorganization.

      The common stock offered by this prospectus will not be issued until immediately prior to the anticipated closing of the merger. If the merger is not completed, however, purchasers of shares in this offering will remain holders of our common stock. The investment characteristics of our common stock will be significantly different, depending on whether or not the merger is completed.

Strategic Rationale for the Merger

      Although both we and M.S. Carriers have experienced significant growth and solid financial performance as independent entities, we believe that a combination of the two companies will improve our competitive position. In particular, we believe the combined company will be positioned to realize:

•	enhanced revenue potential;

•	improved operating efficiencies based upon complementary operation territories;

•	economies of scale;

•	increased management talent and depth;

•	larger market capitalization and greater share liquidity; and

•	increased ownership of Transplace.com, a logistics company owned by several major trucking companies.

Reason for the Offering

      The merger is intended to be accounted for as a pooling-of-interests under accounting principles generally accepted in the United States. One of the conditions for qualification for pooling-of-interests accounting treatment is that the stockholders of the combined company share mutually in the combined rights and risks of ownership. In determining whether this condition is met, any shares of common stock acquired by a party to the pooling-of-interests within two years prior to the initiation of the merger are considered tainted shares, unless it can be demonstrated that such shares were reacquired in a systematic pattern and for a specific purpose unrelated to the merger. The purpose of this offering is to reissue shares that may be considered tainted in order to allow the merger to be accounted for as a pooling-of-interests.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The Unaudited Pro Forma Combined Balance Sheet combines our historical consolidated balance sheet and the historical consolidated balance sheet of M.S. Carriers, giving effect to the merger as if it had occurred on March 31, 2001. The Unaudited Pro Forma Combined Statements of Operations combine our and M.S. Carriers’ historical consolidated statements of income, giving effect to the merger as if it had occurred on January 1, 1998. The merger is being accounted for as a pooling-of-interests.

      This information should be read in conjunction with the:

•	Accompanying notes to the Unaudited Pro Forma Combined Financial Statements;

•	Our separate historical financial statements as of and for each of the years in the three-year period ended December 31, 2000, which are contained in our Annual Report on Form 10-K for the year ended December 31, 2000, and for the interim periods contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

•	Separate historical financial statements of M.S. Carriers as of and for each of the years in the three-year period ended December 31, 2000, which are contained in M.S. Carriers’ Annual Report on Form 10-K for the year ended December 31, 2000, and for the interim periods contained in M.S. Carriers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

      The pro forma data is not necessarily indicative of the financial position and results of operations that would have been achieved had the merger been completed on the dates indicated or of future operations of the combined company.

UNAUDITED PRO FORMA

COMBINED BALANCED SHEET
THREE MONTHS ENDED MARCH 31, 2001
(in thousands)

	Swift	M.S.	Pro Forma		Pro Forma
	Transportation	Carriers(1)	Adjustments		Combined

Assets

Cash	$6,048	$288	$24,748	(c)	$31,084

Accounts receivable, net	181,739	83,786			265,525

Other receivables	2,749	7,710			10,459

Inventories and supplies	8,987	1,182			10,169

Prepaid taxes, licenses and insurance	27,031	12,618			39,649

Deferred income taxes	—	14,078			14,078

Total current assets	226,554	119,662	24,748		370,964

Property and equipment, net	711,333	461,020			1,172,353

Other assets	8,281	17,122			25,403

Goodwill	6,137	3,839			9,976

Total assets	$952,305	$601,643	$24,748		$1,578,696

Liabilities and Stockholders’ Equity

Accounts payable	$43,669	$6,252			$49,921

Accrued liabilities	41,432	22,862	$2,000	(a)	66,294

Current portion of claims accruals	24,428	11,182			35,610

Current portion of long-term debt	3,383	61,172			64,555

Securitization of accounts receivable	105,000	—			105,000

Current portion of deferred income taxes	7,458	—			7,458

Total current liabilities	225,370	101,468	2,000		328,838

Line of credit	154,000				154,000

Long-term debt, less current portion	12,115	186,744			198,859

Claims accruals, less current portion	22,225	22,570			44,795

Deferred income taxes	100,399	69,179			169,578

Fair market value of interest rate swaps	—	3,040			3,040

Total liabilities	514,109	383,001	2,000		899,110

Stockholders’ equity

Common stock	66	112	(90	)(b)(c)	88

Additional paid in capital	138,559	61,869	24,838	(b)(c)	225,266

Retained earnings	337,506	161,385	(2,000	)(a)	496,891

	476,131	223,366	22,748		722,245

Less:

Treasury stock	(37,935)	—			(37,935)

Notes receivable from officers	—	(852)			(852)

Cumulative other comprehensive loss	—	(3,872)			(3,872)

Total stockholders’ equity	438,196	218,642	22,748		679,586

Total liabilities and stockholders’ equity	$952,305	$601,643	$24,748		$1,578,696

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2001
(in thousands, except per share data)

	Swift	M.S.	Pro Forma	Pro Forma
	Transportation	Carriers(1)	Adjustments	Combined

Operating revenue	$327,411	$182,183	—	$509,594

Operating expenses:

Salaries, wages and employee benefits	126,542	66,182		192,724

Operating supplies and expenses	28,715	15,669		44,384

Fuel	46,541	24,489		71,030

Purchased transportation	57,431	34,351		91,782

Rental expense	20,178	3,684		23,862

Insurance and claims	8,898	8,295		17,193

Depreciation and amortization	18,606	16,400		35,006

Communications and utilities	4,393	2,497		6,890

Operating taxes and licenses	9,156	3,890		13,046

Total operating expenses	320,460	175,457	—	495,917

Operating income	6,951	6,726	—	13,677

Other (income) expenses:

Interest expense	5,040	4,741		9,781

Interest income	(290)	—		(290)

Other	315	194		509

Other (income) expense, net	5,065	4,935	—	10,000

Earnings before income taxes	1,886	1,791	—	3,677

Income taxes	730	727		1,457

Net earnings	$1,156	$1,064	—	$2,220

Basic earnings per share	$0.02	$0.09		$0.03

Diluted earnings per share	$0.02	$0.09		$0.03

Weighted average common shares outstanding	63,254	11,224		84,045	(d)

Weighted average common and potential common shares outstanding	64,606	11,733		86,262	(d)

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2000
(in thousands, except per share data)

	Swift	M.S.	Pro Forma	Pro Forma
	Transportation	Carriers(1)	Adjustments	Combined

Operating revenue	$291,522	$167,069	—	$458,591

Operating expenses:

Salaries, wages and employee benefits	103,606	53,043		156,649

Operating supplies and expenses	23,754	13,192		36,946

Fuel	39,786	19,319		59,105

Purchased transportation	55,209	42,917		98,126

Rental expense	14,158	248		14,406

Insurance and claims	8,918	4,991		13,909

Depreciation and amortization	13,644	18,195		31,839

Communications and utilities	3,854	2,071		5,925

Operating taxes and licenses	8,482	3,226		11,708

Total operating expenses	271,411	157,202	—	428,613

Operating income	20,111	9,867	—	29,978

Other (income) expenses:

Interest expense	3,164	3,424		6,588

Interest income	(164)	—		(164)

Other	(244)	(629)		(873)

Other (income) expense, net	2,756	2,795	—	5,551

Earnings before income taxes	17,355	7,072	—	24,427

Income taxes	6,700	2,458		9,158

Net earnings	$10,655	$4,614	—	$15,269

Basic earnings per share	$0.17	$0.39		$0.18

Diluted earnings per share	$0.17	$0.38		$0.18

Weighted average common shares outstanding	63,239	11,950		85,264	(d)

Weighted average common and potential common shares outstanding	64,050	12,189		86,481	(d)

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000
(in thousands, except per share data)

	Swift	M.S.	Pro Forma	Pro Forma
	Transportation	Carriers(1)	Adjustments	Combined

Operating revenue	$1,258,671	$715,167	—	$1,973,838

Operating expenses:

Salaries, wages and employee benefits	438,210	236,726		674,936

Operating supplies and expenses	102,400	59,681		162,081

Fuel	173,446	90,733		264,179

Purchased transportation	236,824	162,421		399,245

Rental expense	64,367	6,239		70,606

Insurance and claims	30,640	23,213		53,853

Depreciation and amortization	64,837	69,558		134,395

Communications and utilities	16,093	9,307		25,400

Operating taxes and licenses	32,119	14,690		46,809

Total operating expenses	1,158,936	672,568	—	1,831,504

Operating income	99,735	42,599	—	142,334

Other (income) expenses:

Interest expense	15,873	18,244		34,117

Interest income	(742)	—		(742)

Other	(252)	(803)		(1,055)

Other (income) expense, net	14,879	17,441	—	32,320

Earnings before income taxes	84,856	25,158	—	110,014

Income taxes	32,255	8,816		41,071

Net earnings	$52,601	$16,342	—	$68,943

Basic earnings per share	$0.83	$1.43		$0.82

Diluted earnings per share	$0.82	$1.42		$0.81

Weighted average common shares outstanding	63,204	11,425		84,337	(d)

Weighted average common and potential common shares outstanding	64,062	11,539		85,388	(d)

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999
(in thousands, except per share data)

	Swift	M.S.	Pro Forma	Pro Forma
	Transportation	Carriers(1)	Adjustments	Combined

Operating revenue	$1,061,234	$621,058	—	$1,682,292

Operating expenses:

Salaries, wages and employee benefits	381,238	184,676		565,914

Operating supplies and expenses	88,921	47,826		136,747

Fuel	119,143	55,015		174,158

Purchased transportation	182,832	171,572		354,404

Rental expense	44,854	1,157		46,011

Insurance and claims	27,486	21,987		49,473

Depreciation and amortization	57,659	61,460		119,119

Communications and utilities	14,085	7,908		21,993

Operating taxes and licenses	28,575	12,664		41,239

Total operating expenses	944,793	564,265	—	1,509,058

Operating income	116,441	56,793	—	173,234

Other (income) expenses:

Interest expense	9,574	12,592		22,166

Interest income	(338)	—		(338)

Other	(396)	(3,221)		(3,617)

Other (income) expense, net	8,840	9,371	—	18,211

Earnings before income taxes	107,601	47,422	—	155,023

Income taxes	40,770	16,835		57,605

Net earnings	$66,831	$30,587	—	$97,418

Basic earnings per share	$1.04	$2.49		$1.12

Diluted earnings per share	$1.02	$2.39		$1.10

Weighted average common shares outstanding	64,079	12,291		86,684	(d)

Weighted average common and potential common shares outstanding	65,290	12,816		88,787	(d)

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998
(in thousands, except per share data)

	Swift	M.S.	Pro Forma	Pro Forma
	Transportation	Carriers(1)	Adjustments	Combined

Operating revenue	$873,433	$528,331	—	$1,401,764

Operating expenses:

Salaries, wages and employee benefits	318,992	163,225		482,217

Operating supplies and expenses	79,556	41,453		121,009

Fuel	93,023	45,372		138,395

Purchased transportation	135,453	142,766		278,219

Rental expense	41,447	826		42,273

Insurance and claims	24,094	20,833		44,927

Depreciation and amortization	46,033	48,594		94,627

Communications and utilities	11,433	6,914		18,347

Operating taxes and licenses	24,710	11,425		36,135

Total operating expenses	774,741	481,408	—	1,256,149

Operating income	98,692	46,923	—	145,615

Other (income) expenses:

Interest expense	6,277	8,484		14,761

Interest income	(269)	—		(269)

Other	(622)	(1,353)		(1,975)

Other (income) expense, net	5,386	7,131	—	12,517

Earnings before income taxes	93,306	39,792	—	133,098

Income taxes	37,795	14,524		52,319

Net earnings	$55,511	$25,268	—	$80,779

Basic earnings per share	$0.87	$2.06		$0.93

Diluted earnings per share	$0.85	$1.99		$0.91

Weighted average common shares outstanding	64,005	12,254		86,547	(d)

Weighted average common and potential common shares outstanding	65,250	12,729		88,599	(d)

(1)	Certain amounts have been reclassified to conform with Swift’s financial statement presentation.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The unaudited pro forma combined financial information reflects the merger, and gives effect to the following:

(a)	It is expected that approximately $2.0 million will be incurred for direct costs of the merger, consisting primarily of transaction costs for investment banking, legal and accounting fees. The unaudited pro forma combined balance sheet gives effect to $2.0 million of direct costs of the merger as if they had been incurred as of March 31, 2001. The pro forma combined statements of operations do not give effect to these expenses or any other merger related costs that we expect to incur as we integrate our operations with the operations of M.S. Carriers.

(b)	The common stock on the pro forma combined balance sheet has been adjusted assuming an exchange ratio of 1.7 shares of our common stock for each share of M.S. Carriers common stock. In order for the conversion to reflect the $0.001 par value of our common stock, stockholders’ equity is adjusted for the reclassification from common stock to additional paid-in capital.

(c)	Prior to the completion of the merger, both we and if necessary M.S. Carriers expect to sell common shares, which were acquired on the open market over the past two years and which are considered tainted under rules relating to pooling-of-interests accounting. The unaudited pro forma combined balance sheet gives effect to the estimated cash received in connection with the sale of 1,200,000 shares of our common stock and an assumed 300,000 shares of M.S. Carriers’ common stock. The estimated net proceeds received are based on June 13, 2001 closing market prices less estimated offering expenses. The number of shares of M.S. Carriers common stock to be sold may be less than 300,000 (or none at all), with a resulting decrease in estimated net proceeds, depending upon the number of employee stock options exercised prior to the merger.

(d)	The unaudited pro forma combined basic and diluted earnings per share are based on the combined weighted average shares of both our common stock and M.S. Carriers’ common stock (after the sale of the additional common shares discussed in note (c) above) and with M.S. Carriers’ shares included based upon the exchange ratio of 1.7 shares of our common stock for each share of M.S. Carriers’ common stock.

      The unaudited pro forma combined financial information does not include:

•	the estimated $9.0 million to $13.0 million increase in M.S. Carriers insurance and claims reserves that Swift intends to accrue in the quarter and year in which the merger is completed; or

•	other costs associated with or benefits anticipated from the merger.

See “Risk Factors” for additional information regarding the anticipated increase in insurance and claims reserve.

SWIFT TRANSPORTATION

      We are the third largest publicly-held, national truckload carrier in the United States. We operate primarily throughout the continental United States, combining strong regional operations with a transcontinental van operation. We transport retail and discount department store merchandise, manufactured goods, paper products, non-perishable food, beverages and beverage containers and building materials for such leading companies as Kmart, Target, Costco, Sears, and Wal-Mart.

      By meeting our customers’ specific needs for both regional and transcontinental service and through selective acquisitions, Swift has been able to achieve significant growth in revenues over the past five years. Operating revenue has increased at a compound annual growth rate of 22.4% from $458.2 million in 1995 to approximately $1.3 billion in 2000. During that same period, net earnings have grown at a compound annual growth rate of 18.0% from $23.0 million to $52.6 million.

Operating Strategy

      We focus on achieving high density for service-sensitive customers in short-to-medium-haul traffic lanes. Through our network of 35 service terminals, we are able to provide regional service on a nationwide basis. Our terminal network enables us to establish a local market presence in the regions we serve and allows us to respond more rapidly to our customers’ changing requirements. This regional network also enhances driver recruitment and retention by returning drivers to their homes regularly, reduces our purchases of higher priced fuel at truck stops and expedites lower cost, in-house equipment maintenance. With an average length of haul of 509 miles in 2000, we are able to limit our direct competition with railroads, intermodal services and longer-haul, less specialized truckload carriers.

      We seek to provide premium service with commensurate rates, rather than compete primarily on the basis of price. The principal elements of our premium service include:

•	regional terminals to facilitate single and multiple pick-ups and deliveries and maintain local contact with customers;

•	well-maintained, late model equipment;

•	a fully-integrated computer system to monitor shipment status and variations from schedule;

•	an onboard communication system that enables us to dispatch and monitor traffic;

•	timely deliveries; and

•	extra equipment to respond promptly to customers’ varying requirements.

      We use sophisticated computerized management control systems to monitor key aspects of our operations, such as availability of equipment, truck productivity and fuel consumption. We believe that these systems help to manage the higher costs and greater logistical complexity inherent in operating in short-to-medium haul traffic lanes. We have a three-year replacement program for substantially all of our tractors, which allows us to maximize equipment utilization and fuel economy by capitalizing on improved engine efficiency and vehicle aerodynamics and to minimize maintenance expense.

Growth Strategy

      The U.S. market for truck based transportation services is large and growing, with total annual 2001 revenue estimated at approximately $500 billion. We believe that the overall demand for truck based transportation services will continue to grow in line with the overall U.S. economy. We believe truckload services such as those we provide constitute approximately 13%, or $65 billion, of the overall market. The truckload industry is highly fragmented as the eight largest publicly traded truckload carriers currently make up approximately 10%, or approximately $7 billion annually. Approximately 48%, or $240 billion, of truckload services is provided by privately owned fleets. As the complexity and cost of operating and maintaining private truck fleets continues to increase, we believe that companies will continue to outsource such non-core functions to high quality specialized truckload carriers like Swift.

      We intend to take advantage of these growth opportunities through a combination of internal growth and selective acquisitions, such as our proposed merger with M.S. Carriers. See “Merger with M.S. Carriers.”

      The key elements of our growth strategy are:

•	Exploit Trend Toward Private Fleet Outsourcing. A number of large companies maintain their own private trucking fleets to facilitate distribution of their products. We believe that a high percentage of private fleet traffic is short-to-medium haul in nature, traveling an average of 500 miles or less per round trip. In order to reduce operating costs associated with private fleets, large companies are increasingly outsourcing their transportation requirements. We believe that our strong regional operations and average length of haul of less than 600 miles position us to take advantage of this trend, and we already serve as a preferred supplier or “core carrier” to many major shippers who are considering, or may in the future consider, outsourcing their transportation requirements.

•	Pursue Strategic Acquisitions. Our revenue growth has been attributable, in significant part, to eight acquisitions completed in the last eleven years. These acquisitions have enabled us to expand from our historical operations base in the Western United States and develop a strong regional presence in the Midwestern, Eastern, and Southeastern United States. We generally limit our consideration of acquisitions to those we believe will be accretive to earnings within six months, and historically all of our acquisitions have met this objective. In certain instances, such as the pending M.S. Carriers acquisition, where an acquisition has the potential to significantly increase revenues, expand our operations in certain key geographic regions, or provide important synergistic opportunities, such as increased efficiencies in equipment utilization, we may consider going forward with such acquisition, even though it is not likely to be accretive to earnings within a period of six months.

•	Strengthen Core Carrier Relationships. Revenues from our top 25 customers of 1998 increased by 43% from 1998 to 2000. Our largest 25, 10, and 5 customers, respectively, accounted for approximately 53%, 35%, and 23% of our revenues in 2000, with no customer accounting for more than 6% of our revenues during that same period. In addition to expanding our services to existing customers, we actively pursue new traffic commitments from high volume, financially stable shippers for whom we have not previously provided services.

Operations

      We have developed a network of regional terminals and offices strategically located in areas which have strong, diverse economies and provide access to other key population centers. The terminals are located in close proximity to major customers who provide us with significant traffic volume. To minimize competition with long-haul truckload carriers and railroads, we operate principally within short-to-medium-haul traffic lanes. Although our transcontinental division allows us to serve a broad spectrum of shipper needs, the primary regions in which we operate are ideally suited to short-to-medium-haul lanes because of the distribution of population and economic centers. During 2000 and 1999, our average length of haul was 509 and 541 miles, respectively.

      We focus the marketing of our services to large, service-sensitive customers that regularly ship over established routes within our regional service areas. Our service includes the availability of specialized equipment suitable for the requirements of certain industries; high cubic capacity trailers; computerized tracking of and frequent reporting on customer shipments; onboard communications that enable instant re-routing or modification of traffic; well-maintained, late-model equipment that enhances on-time deliveries; multiple drops, appointment pick-ups and deliveries; assistance in loading and unloading; extra trailers that can be placed for the convenience of customers; and sufficient equipment to respond promptly to customers’ varying requirements.

      The achievement of significant regular freight volumes on high-density routes and consistent shipment scheduling over these routes are key elements of our operations. As a result, our operations personnel are better able to match available equipment to available loads and schedule regular maintenance and fueling at Company terminals, thereby enhancing productivity and asset utilization and minimizing empty miles and expensive over-the-road fueling and repair costs. Consistent scheduling also allows us to be more responsive to our customers’ needs. Our regular scheduling and relatively short length of haul enable drivers to return to their homes regularly, which has helped us improve driver recruitment.

      In order to reduce the higher operating costs traditionally associated with medium-length hauls and specialized equipment, we have installed sophisticated computerized management control systems to monitor key aspects of our operations. We have a significant investment in our computer hardware and utilize state-of-the-art software specially designed for the trucking industry. Our fully integrated computer network allows our managers to coordinate available equipment with the transportation needs of our customers, monitor truck productivity and fuel consumption and schedule regular equipment maintenance. Dispatchers monitor the location and delivery schedules of all shipments and equipment to coordinate routes and increase equipment utilization. Our computer system provides immediate access to current information regarding driver and equipment status and location, special load and equipment instructions, routing and dispatching.

      Our larger terminals are staffed with terminal managers, driver managers and customer service representatives. Terminal managers work with both the fleet managers and the customer service representatives, as well as all other operations personnel, to coordinate the needs of both customers and drivers. Terminal managers are also responsible for soliciting new customers and serving existing customers in their areas. Each driver manager is responsible for the general operation of an average of 27 trucks and their drivers, including driver retention, productivity per truck, routing, fuel consumption, safety and scheduled maintenance. Customer service representatives are assigned specific customers to ensure specialized, high-quality service and frequent customer contact.

      In addition to the domestic operations described above, we have a growing cross border operation that primarily ships through commercial border crossings from El Paso westward to California. In 2000, we augmented our cross border operation by acquiring 49% of Trans-Mex, a carrier that focuses on shipments to and from Mexico. For additional information regarding our guarantee of certain Trans-Mex obligations, see Note 9 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2000.

      In April 2000, we joined with five other publicly traded truckload carriers to found Transplace.com, an Internet-based transportation logistics company. We contributed our transportation logistics business and associated intangible assets to Transplace.com upon its formation. Our equity interest in Transplace.com is approximately 15%. We report our equity interest in Transplace.com and our share of the profits and losses of Transplace.com in our consolidated financial statements. See Note 4 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2000.

Acquisitions

      Our growth has been dependent in part upon the acquisition of trucking companies throughout the United States In 1988, we acquired Cooper Motor Lines, which established our operations in the Eastern United States. In September 1991, we further expanded our eastern operations by acquiring Arthur H. Fulton, Inc. In June 1993, we strengthened our presence in the Northwestern United States with the acquisition of West’s Best Freight Systems, Inc.

      During 1994, we completed the acquisitions of both East-West Transportation, Inc. and Missouri-Nebraska Express, Inc. The Missouri-Nebraska Express acquisition established a significant regional operation in the Midwestern United States. In September 1996, we acquired the dry freight van division of Navajo Shippers, Inc., Digby Leasing, Inc. and Digby-Ringsby Truck Line, Inc. In April 1997, we acquired certain assets of Direct Transit, Inc., a debtor-in-possession in U.S. Bankruptcy Court. Direct Transit was a dry van carrier based in North Sioux City, South Dakota and operated predominantly in the eastern two-thirds of the United States.

      In January 2001, we further expanded our operations in the eastern United States through an agreement with Cardinal Freight Carriers Inc., a van and flatbed carrier based in Concord, North Carolina. Under this agreement, we have hired a number of Cardinal Freight’s drivers and subleased a number of tractors from Cardinal Freight Carriers.

Revenue Equipment

      We acquire premium tractors to help attract and retain drivers, promote safe operations and minimize maintenance and repair costs. Our management believes the higher initial investment is recovered through improved resale value.

      The following table shows the type and age of the equipment we owned and leased at December 31, 2000:

		57’, 53’ and	Sets of	Flatbed	Specialized
Model Year	Tractors(1)	48’ Vans	Double Vans	Trailers	Trailers

2001	1,458	2,903	—	136	87

2000	2,671	8,068	—	85	142

1999	2,130	4,941	—	39	61

1998	964	3,187	—	20	2

1997	136	3,405	—	285	96

1996	86	2,218	—	236	—

1995 and prior	282	1,493	520	271	145

Total	7,727	26,215	520	1,072	533

(1)	Excludes 1,987 owner-operator tractors.

      When purchasing new revenue equipment, we acquire standardized tractors and trailers manufactured to our specifications. Since 1990, we have predominantly acquired tractors manufactured by Freightliner powered by Series 60 Detroit Diesel engines. Standardization of drive-line components allows us to operate with a minimum spare parts inventory, enhance our maintenance program and simplify driver training. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. In addition to our maintenance facility in Phoenix, Arizona, we perform routine servicing and maintenance of our equipment at most of our regional terminal facilities, thus avoiding costly on-road repairs and out-of-route trips. We have adopted a three-year replacement program on the majority of our line-haul tractors. This replacement policy enhances our ability to attract drivers, maximize our fuel economy by capitalizing on improvement in both engine efficiency and vehicle aerodynamics, stabilize maintenance expense and maximize equipment utilization.

      We have installed Qualcomm onboard, two-way vehicle satellite communication systems in the majority of our tractors. This communication system links drivers to regional terminals and corporate headquarters, allowing us to rapidly alter our routes in response to customer requirements and to eliminate the need for driver stops to report problems or delays. This system allows drivers to inform dispatchers and driver managers of the status of routing, loading and unloading or the need for emergency repairs. We believe the communications system improves fleet control, the quality of customer service and driver retention. We intend to continue to install the communication system in substantially all tractors acquired in the future.

      In 1998, we adopted a speed limit of 60 miles per hour for our tractors (62 miles per hour for team drivers) and 65 miles per hour for owner-operator tractors, below the speed limits of many states. We believe these measures reduce accidents, enhance fuel mileage and minimize maintenance expense. Substantially all of our tractors are equipped with electronically controlled engines that are set to limit the speed of the vehicle.

Marketing and Customers

      We have targeted the service-sensitive segment of the truckload market, both common and contract, rather than that segment that uses price as its primary consideration. We have chosen to provide premium service with commensurate rates rather than compete primarily on the basis of price. The principal elements of our premium service include: regional terminals to facilitate single and multiple pick-ups and deliveries and to maintain local contact with customers; a fully-integrated computer system to monitor shipment location and variations from schedule; an onboard communication system that enables us to reroute traffic; well-maintained, late model equipment; timely deliveries; extra equipment for the convenience of customers, which enables us to respond promptly to customers’ varying requirements; assistance in loading and unloading; and Company control of revenue equipment. We concentrate our marketing efforts on expanding the amount of service we provide to existing customers. As a result, our revenues from the group of customers which comprised the our top 25 customers in 1998 increased 43% over a two year period from 1998 to 2000.

      We maintain a strong commitment to marketing. We have assigned a member of senior management to each of our largest customers to ensure a high level of customer support. We solicit new customers from our Phoenix, Arizona headquarters and each of our regional terminals through a marketing staff of approximately 30 persons. Once a customer relationship is established, regional customer service representatives maintain contact and solicit additional business. We concentrate on attracting non-cyclical customers that regularly ship multiple loads from locations that complement existing traffic flows. Customer shipping point locations are regularly monitored and, as shipping patterns of existing customers expand or change, we attempt to obtain additional customers that will complement the new traffic flow. This strategy enables Swift to maximize equipment utilization.

Drivers and Employees

      All of our drivers must meet or exceed specific guidelines relating primarily to safety records, driving experience and personal evaluations, including a physical examination and mandatory drug testing. Upon being hired, a driver is trained in all phases of our policies and operations, safety techniques, and fuel efficient operation of the equipment. All new drivers must pass a safety test and have a current Commercial Drivers License. In addition, we have ongoing driver efficiency and safety programs to ensure that our drivers comply with our safety procedures.

      Senior management is actively involved with the development and retention of drivers. Recognizing the need for qualified drivers, we established our own driver-training school in Phoenix, Arizona in 1987, which is certified by the Arizona Department of Transportation. We also have contracted with driver-training schools which are managed by outside organizations as well as local community colleges throughout the country. Candidates for the schools must be at least 23 years old (21 years old with military service), with a high school education or equivalent, pass a basic skills test and pass the U.S. Department of Transportation physical examination, which includes drug and alcohol screening. Students are required to complete three weeks of classroom study and driving range time and a six to eight week, on-the-road training program.

      We base our drivers at the regional terminals and monitor each driver’s location on our computer system. We use this information to schedule the routing for our drivers so that they can return home frequently. In order to attract and retain highly qualified drivers and promote safe operations, we purchase premium quality tractors equipped with optional comfort and safety features, such as air ride suspension, air conditioning, high quality interiors, power steering, engine brakes and raised roof double sleeper cabs. The majority of our drivers are compensated on the basis of miles driven, loading/unloading and number of stops or deliveries, plus bonuses. Base pay for miles driven increases with a driver’s length of service. The drivers we employ participate in company-sponsored health, life and dental insurance plans and are eligible to participate in a 401(k) Profit Sharing Plan and an Employee Stock Purchase Plan.

      We believe our innovative driver-training programs, driver compensation, regionalized operations, driver tracking and late-model equipment provide important incentives to attract and retain qualified drivers. Although we have had no significant downtime due to inability to secure qualified drivers, no assurance can be given that we will not be adversely affected by a shortage of qualified drivers in the future.

      As of December 31, 2000, we employed approximately 13,000 full-time persons, of whom approximately 10,000 were drivers or driver trainees, 1,000 were mechanics and other equipment maintenance personnel and the balance were support personnel, such as sales personnel, corporate managers and administration. None of our drivers or other employees is represented by a collective bargaining unit. In the opinion of our management, our relationship with our drivers and employees is good.

Safety

      We have an active safety and loss prevention program at each of our terminals. Supervisors engage in ongoing training of drivers regarding safe vehicle operations. We have adopted maximum speed limits. We believe that our insurance and claims expense as a percentage of operating revenue is one of the best in the industry, which is attributable to our overall strong safety program. We have received the highest safety rating given to motor carriers by the U.S. Department of Transportation.

Fuel

      In order to reduce fuel costs, we purchase approximately 80% of our fuel in bulk at 28 of our 35 terminals. We store fuel in underground storage tanks at two of our bulk fueling terminals and in above ground storage tanks at our other bulk fueling terminals. We believe that we are in substantial compliance with applicable environmental laws and regulations. Shortages of fuel, increases in fuel prices or rationing of petroleum products could have a material adverse effect on our operations and profitability. From time to time, we, in response to increases in fuel costs, have implemented fuel surcharges to pass on to our customers all or substantially all of such costs. However, there can be no assurance that such fuel surcharges could be used to offset future increases in fuel prices. We believe that our most effective protection against fuel cost increases is to maintain a fuel efficient fleet and to implement fuel surcharges when such option is necessary and available. We have not used derivative-type products as a hedge against higher fuel costs in the past but continue to evaluate this possibility.

Competition

      The trucking industry is highly competitive and fragmented. We compete primarily with regional, medium-haul truckload carriers. Our management believes, because of our cost efficiencies, productive equipment utilization and financial resources, that we have a competitive advantage over most regional truckload carriers. We believe that competition for the freight we transport is based, in the long term, as much upon service and efficiency as on freight rates. There are some trucking companies with which we compete that have greater financial resources, own more revenue equipment and carry a larger volume of freight than us. Long-haul truckload carriers and railroads also provide competition, but to a lesser degree. We also compete with other motor carriers for the services of drivers.

Regulation

      We are regulated by the U.S. Department of Transportation. This regulatory authority has broad powers, generally governing matters such as authority to engage in motor carrier operations, certain mergers, consolidations and acquisitions and periodic financial reporting. The trucking industry is subject to regulatory and legislative changes which can affect the economics of the industry. We are also regulated by various state agencies.

      Our operations are also subject to various federal, state and local environmental laws and regulations dealing with transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. We believe that our operations are in substantial compliance with current laws and regulations and do not know of any existing condition that would cause compliance with applicable environmental regulations to have a material adverse effect on our business or operating results.

Seasonality

      In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments after the winter holiday season. Our operating expenses also tend to be higher in the winter months primarily due to colder weather which causes higher fuel consumption from increased idle time.

M.S. CARRIERS

      M.S. Carriers is a major truckload carrier that operates in the continental United States and the Canadian provinces of Quebec and Ontario. M.S. Carriers also provides interline services to and from Mexico. M.S. Carriers transports truckload shipments of general commodities, primarily consisting of packages, retail goods, non-perishable food, paper and paper products, household appliances, furniture, and packaged petroleum products. M.S. Carriers’ customers include such leading companies as Sears, Federal Express, Phillips Electronics, Family Dollar and Home Depot. M.S. Carriers revenue increased at a compounded annual growth rate of 15.9% from $333.1 million in 1995 to $697.5 million in 2000.

      M.S. Carriers operates a network of eleven terminals and twenty-one drop lots concentrated primarily in the eastern United States. In addition, M.S. Carriers is one of the largest transporters in Mexico, serving both import/ export and domestic shippers through its 50%-owned affiliate, Transportes EASO, and a network of strategically located terminal operation centers and port city offices. M.S. Carriers concentrates on short-to-medium length hauls, and its average length of haul was 701 miles in 2000.

      M.S. Carriers chooses to provide premium services at commensurate rates, rather than to compete solely on the basis of price. As with Swift, the principal elements of M.S. Carriers’ premium service include:

•	regional terminals to facilitate single and multiple pick-ups and deliveries and maintain local contact with our customers;

•	well-maintained, late-model equipment and extra equipment to respond to our customers’ varying requirements;

•	a fully-integrated computer system to monitor shipment status and variations from schedule;

•	an on board communications system that enables us to dispatch and monitor traffic; and

•	timely deliveries.

      M.S. Carriers is a founding member of, and holds an approximately 13% ownership interest in, Transplace.com.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information concerning our executive officers and directors:

Name	Age	Position

Jerry Moyes	57	President, Chief Executive Officer and Chairman of the Board of Directors

William F. Riley III	54	Senior Executive Vice President, Chief Financial Officer, and Director

Rodney K. Sartor	46	Executive Vice President and Director

Patrick J. Farley	56	Executive Vice President

Kevin H. Jensen	46	Executive Vice President

Alphonse E. Frei	62	Director

Lou A. Edwards	87	Director

Earl H. Scudder	58	Director

      Jerry Moyes has served as the Chairman of our board of directors and as our President and Chief Executive Officer since 1984. Mr. Moyes joined us in 1966 as a Vice President and served in that capacity until 1984. Mr. Moyes was President of the Arizona Motor Transport Association from 1987 to 1988. Mr. Moyes also serves as Chairman of the Board of Directors of Simon Transportation Services, Inc., a Nasdaq-listed trucking company providing nationwide, predominantly temperature controlled, transportation services for major shippers.

      William F. Riley III has served as our Senior Executive Vice President since January 2000 and our Executive Vice President, Chief Financial Officer, and Secretary since March 1990. Mr. Riley has also been a director since 1990. In addition, Mr. Riley has served as Vice President of Cooper Motor Lines and Swift Leasing Co., Inc. since April 1988 and May 1986, respectively. Prior to joining Swift in February 1986, Mr. Riley was employed by Armour Food Co. from 1978 to January 1986, serving in various transportation and distribution assignments, principally Manager of Business Planning of Armour Food Express, its truckload motor carrier.

      Rodney K. Sartor has served as an Executive Vice President and a director since May 1990. Mr. Sartor joined us in May 1979. He served as our Director of Operations from May 1982 until August 1988 and as our Regional Vice President from August 1988 until May 1990.

      Patrick J. Farley became an Executive Vice President and was named as one of our executive officers in May 1997. Mr. Farley joined us in October 1989 and served as our Vice President of Western Sales prior to his promotion to Executive Vice President in May 1997.

      Kevin H. Jensen has served as an Executive Vice President of Swift since December 1994 and was named an executive officer of Swift in October 1996. Mr. Jensen joined us in December 1986 and served in various capacities, including as our Director of Operations — Eastern Division and Vice President — Eastern Division, prior to his promotion to Executive Vice President in December 1994.

      Alphonse E. Frei has served as a director since May 1990. Mr. Frei served in various capacities, including Chief Financial Officer, with America West Airlines from 1983 to 1994 and served as a director of America West Airlines from 1986 to September 1993. Mr. Frei has also served in various other executive capacities and as a consultant to a number of business organizations.

      Lou A. Edwards has served as a director since May 1990. Mr. Edwards is a retired president of a truck dealership and has 40 years of experience in the trucking industry.

      Earl H. Scudder has served as a director since May 1993. Mr. Scudder has been President of Scudder Law Firm, P.C., L.L.O. in Lincoln, Nebraska since February 1990, and has engaged in the private practice of law since 1966. Mr. Scudder is also a director of Simon Transportation Services, Inc., a Nasdaq-listed trucking company providing nationwide, predominantly temperature controlled, transportation services for major shippers, and served as a director of Heartland Express, Inc. a publicly-held trucking company, until 1996.

Board of Directors

      Our board of directors presently consists of six members. The directors are divided into three classes, with each class comprised of two directors serving a three year term. The current structure of our board of directors is set forth in the table below.

Name	Class	Term

Rodney K. Sartor	Class I	Term expires at 2003 Swift Annual Meeting

Earl H. Scudder	Class I	Term expires at 2003 Swift Annual Meeting

Jerry Moyes	Class II	Term expires at 2001 Swift Annual Meeting

Alphonse E. Frei	Class II	Term expires at 2001 Swift Annual Meeting

William F. Riley III	Class III	Term expires at 2002 Swift Annual Meeting

Lou A. Edwards	Class III	Term expires at 2002 Swift Annual Meeting

      Under the merger agreement relating to our acquisition of M.S. Carriers, we agreed to expand the size of our board of directors from six to eight members upon completion of the merger, with Michael S. Starnes and Edward A. Labry being nominated to fill the two vacancies. If the merger is completed, Mr. Starnes, who currently serves as M.S. Carriers’ President, Chief Executive Officer, and as the Chairman of its board of directors, and Mr. Labry, who currently serves as a director of M.S. Carriers, would serve as Class II and Class I directors, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of April 18, 2001, the percentage of beneficial ownership of our common stock before the offering, after the offering, and after the offering and the merger, by:

•	our directors and named executive officers;

•	each person who we know beneficially owns more than 5% of our common stock;

•	all of our directors and executive officers as a group; and

•	the two directors of M.S. Carriers who we anticipate will become Swift directors after the merger.

      The percentage ownership after the offering is based upon the sale of 1,200,000 shares in this offering. The percentage ownership after the offering and the merger is based upon the sale of 1,200,000 shares in this offering and the issuance of approximately 19.9 million shares of Swift common stock pursuant to the merger.

      Beneficial ownership, which is determined in accordance with the rules and regulations of the Securities and Exchange Commission, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options and converted all convertible securities, the person holds which are exercisable or convertible within 60 days and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated, the business address for each of the following persons is 1455 Hulda Way, Sparks, Nevada 89431. Unless otherwise indicated, all of the interests are owned directly, and the person has sole voting and dispositive power.

	Number of		Percentage Beneficially Owned
	Shares
	Beneficially		Before the	After the	After the Offering
	Owned		Offering	Offering	and the Merger

Jerry Moyes	19,175,067	(1)	30.31%	29.74%	22.72%

Ronald G. Moyes	9,018,353	(1)	14.25%	13.99%	10.69%

Lou A. Edwards	398,625	(2)	*	*	*

William F. Riley III	417,659	(3)	*	*	*

Rodney K. Sartor	78,339		*	*	*

Alphonse E. Frei	13,875	(2)	*	*	*

Earl H. Scudder	32,650	(4)	*	*	*

Patrick J. Farley	50,774	(5)	*	*	*

Kevin H. Jensen	23,460	(6)	*	*	*

FMR Corporation(7)	9,449,875		14.94%	14.66%	11.20%
82 Devonshire Street
Boston, Massachusetts 02109

Taunus Corporation, DB Alex Brown LLC(7)	3,718,933		5.88%	5.77%	4.41%
31 West 52nd Street
New York, New York

Wellington Management Company, LLP(7)	5,380,550		8.50%	8.35%	6.38%
75 State Street
Boston, Massachusetts 02109

All Directors and Named Officers as a group	20,190,449		31.83%	31.24%	23.88	%(8)
(8 persons)

	Number of	Percentage Beneficially Owned
Shares
	Beneficially	Before the	After the	After the Offering
	Owned	Offering	Offering	and the Merger

Michael S. Starnes(9)	—	—	—	5.60%

Edward A. Labry, III(9)	—	—	—	*

*	Represents less than 1% of our outstanding common stock.

(1)	The shares beneficially owned by Jerry Moyes are held by him, as follows: (i) 18,648,817 shares are held as a co-trustee of the Jerry and Vickie Moyes Family Trust, (ii) 33,750 shares are held by a limited liability company of which Mr. Moyes has controlling interest, and (iii) 492,500 shares are held by SME Industries, Inc. of which Jerry Moyes is the majority shareholder. The shares shown for Jerry Moyes do not include (i) the 9,018,353 shares held by the Moyes Children’s Limited Partnership, the sole general partner of which is Ronald Moyes, who has sole investment and voting power over the limited partnership and (ii) seven irrevocable trusts for the benefit of six children of Jerry and Vickie Moyes and an irrevocable trust for the benefit of Jerry and Vickie Moyes and six of their children, the trustee of each of which is Ronald Moyes, who has sole investment and voting power over the shares held by the trusts. The Moyes Children’s Limited Partnership has pledged 1,300,000 shares to an unaffiliated third party under a variable prepaid forward contract. The contract has a period of three years. At the expiration of the contract, the partnership must deliver an agreed settlement amount, which may be paid in cash, shares, or a combination of the two. The shares shown for Jerry Moyes also do not include 360,000 shares held by an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich, who has sole investment and voting power. Of the shares held by the Jerry and Vickie Moyes Family Trust and the Moyes Children’s Limited Partnership, 18,647,814 and 4,541,765 shares, respectively, have been pledged to secure loans with lending institutions.

(2)	Includes options to purchase 2,000 shares exercisable within 60 days.

(3)	Includes options to purchase 75,000 shares exercisable within 60 days.

(4)	Includes options to purchase 6,750 shares exercisable within 60 days.

(5)	Includes options to purchase 43,425 shares exercisable within 60 days.

(6)	Includes options to purchase 22,500 shares exercisable within 60 days.

(7)	Information with respect to FMR Corporation, the Taunus Corporation and DB Alex Brown, and Wellington Management Company is based upon statements on Schedule 13G filed by such entities with the Securities and Exchange Commission. The ownership of common stock shown for these entities is as of December 31, 2000.

(8)	The percentage for “All directors and named executive officers — After the Offering and the Merger” does not reflect Swift common stock that will be beneficially owned by Michael S. Starnes and Edward A. Labry, III after the merger. See Note 9 below. If the shares that will be beneficially owned by Mssrs. Starnes and Labry after the merger were included, the percentage for “All directors and named executive officers” would be approximately 29.43%.

(9)	If the merger is completed, Michael S. Starnes will beneficially own 4,724,445 shares of Swift common stock and Edward Labry will beneficially own 15,300 shares of Swift common stock (including, in each case, shares subject to options held by Mssrs. Starnes and Labry that are exercisable within 60 days and that will be assumed by Swift pursuant to the merger).

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, and Morgan Keegan & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation

Morgan Keegan & Company, Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 120,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $               per share. The underwriters and selling group members may allow a discount of $               per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the transactions contemplated by the Merger Agreement, issuances pursuant to our Employee Stock Purchase Plan or pursuant to the exercise of employee or director stock options outstanding on the date hereof.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of action (Ontario purchasers)

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of legal rights

      All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia residents

      A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and eligibility for investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission’s web site at http://www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Swift and the common stock offered under this prospectus.

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we or M.S. Carriers file later with the Commission will automatically update and supersede this information. Swift and M.S. Carriers have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

•	the final Joint Proxy Statement/ Prospectus of Swift and M.S. Carriers filed pursuant to Rule 424(b)(3) with the Commission on May 11, 2001;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	M.S. Carriers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	M.S. Carriers’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Current Reports on Form 8-K, including exhibits, filed with the Commission on March 14, 2001, March 23, 2001 and June 8, 2001; and

•	the description of our common stock in our Registration Statement on Form 8-A, filed with the Commission on May 22, 1990, including any amendment or report filed to update such description.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

      You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043
Attention: Chief Financial Officer
(602) 269-9700

LEGAL MATTERS

      The validity of the issuance of the common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

EXPERTS

      The audited consolidated balance sheets of Swift Transportation Co., Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of M.S. Carriers, Inc. appearing in M.S. Carriers, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be borne by us in connection with the offering being registered hereby:

Securities and Exchange Commission filing fee	$5,597

NASD filing fee	2,739

Printing expenses	50,000	*

Legal fees and expenses	50,000	*

Accounting fees and expenses	65,000	*

Miscellaneous	5,000	*

Total	$178,336	*

*	Estimated

Item 15.  Indemnification of Directors and Officers

      The Nevada General Corporation Law requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer of director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer’s or director’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer of director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

      Our Articles of Incorporation eliminate personal liability of directors or officers for any expenses, claims, damages or liability incurred by reason of their position to the fullest extent allowed under the Nevada General Corporation Law.

      Our Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she was or is a director, officer, employee or agent of the company. In addition, our Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company by reason of the fact that he or she was or is a director, officer, employee or agent against expenses, actually and reasonably incurred if he acted in good faith, unless adjudged liable to the company. Further, our Bylaws provide that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise, in defense of any action, suit or proceeding referred to above or in defense of any claim, matter or issue therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit
Number	Description

1	Form of Underwriting Agreement
2	Merger Agreement among Swift Transportation Co., Inc., Sun Merger, Inc., and M.S. Carriers, Inc., dated as of December 11, 2000 (incorporated by reference to Exhibit 2.1 of Swift’s Current Report on Form 8-K filed with the Commission on December 26, 2000.)
4	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1992)
5	Opinion of Snell & Wilmer L.L.P.*
23.1	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
23.2	Consent of KPMG LLP
23.3	Consent of Ernst & Young LLP
24	Powers of Attorney*
99.1	Consent of Michael S. Starnes*
99.2	Consent of Edward A. Labry, III*

*	Previously filed.

Item 17.  Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Swift Transportation Co., Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, this 15th day of June, 2001.

SWIFT TRANSPORTATION CO., INC.

By:	/s/ JERRY MOYES

(Jerry Moyes, Chairman of the Board,
President, and Chief Executive Officer)

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JERRY MOYES (Jerry Moyes)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	June 15, 2001

/s/ WILLIAM F. RILEY III (William F. Riley III)	Senior Executive Vice President, Secretary, Chief Financial Officer, Director	June 15, 2001

* (Stephen J. Lyding)	Chief Accounting Officer	June 15, 2001

* (Rodney K. Sartor)	Executive Vice President and Director	June 15, 2001

* (Alphonse E. Frei)	Director	June 15, 2001

* (Lou A. Edwards)	Director	June 15, 2001

* (Earl H. Scudder, Jr.)	Director	June 15, 2001

William F. Riley III, by signing his name hereto, does sign and execute this first amendment to the Registration Statement on behalf of such of the above named officers and directors of the registrant on this 15th day of June, 2001, pursuant to the powers of attorneys executed on behalf of each of such officers and directors previously filed with the Securities and Exchange Commission.

* By: /s/ WILLIAM F. RILEY III William F. Riley III Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description

1	Form of Underwriting Agreement
2	Merger Agreement among Swift Transportation Co., Inc., Sun Merger, Inc., and M.S. Carriers, Inc., dated as of December 11, 2000 (incorporated by reference to Exhibit 2.1 of Swift’s Current Report on Form 8-K filed with the Commission on December 26, 2000.)
4	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1992)
5	Opinion of Snell & Wilmer L.L.P.*
23.1	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
23.2	Consent of KPMG LLP
23.3	Consent of Ernst & Young LLP
24	Powers of Attorney*
99.1	Consent of Michael S. Starnes*
99.2	Consent of Edward A. Labry, III*

*	Previously filed.